SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-2-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)1

Trans World Entertainment Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89336Q100

(CUSIP Number)

Riley Investment Management LLC

Attn:  Bryant R. Riley

11100 Santa Monica Blvd.

Suite 810

Los Angeles, CA 90025

(310) 966-1445

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 20, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: *

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

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1  The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89336Q10	13D	Page 2

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Partners Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES	7	SOLE VOTING POWER 2,887,478
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER -0-
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,887,478
PERSON WITH	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,887,478
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.3%[1]
14	TYPE OF REPORTING PERSON* PN

———————

1

Based on 31,081,909 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at August 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 filed with the Securities and Exchange Commission on September 13, 2007.

CUSIP No. 89336Q10	13D	Page 3

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Riley Investment Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 2,887,478[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 661,356[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 2,887,478[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 661,356[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,422,855[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.0%[3]
14	TYPE OF REPORTING PERSON* IA

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1

Because Riley Investment Management LLC has sole investment and voting power over 2,887,478 shares of Common Stock held by Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC may be deemed to have beneficial ownership of these shares.

2

Riley Investment Management LLC has shared voting and dispositive power over 661,356 shares of Common Stock held by its investment advisory clients, 535,377 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  However, Riley Investment Management LLC disclaims beneficial ownership of the non-affiliated shares.

3

Based on 31,081,909 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at August 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 filed with the Securities and Exchange Commission on September 13, 2007.

CUSIP No. 89336Q10	13D	Page 4

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON B. Riley & Co., LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 186,125
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 95,135[1]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 186,125
PERSON WITH	10	SHARED DISPOSITIVE POWER 95,135[1]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 281,260
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) .9%[2]
14	TYPE OF REPORTING PERSON* BD

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1

B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock held by a managed account, with which it is indirectly affiliated.

2

Based on 31,081,909 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at August 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 filed with the Securities and Exchange Commission on September 13, 2007.

CUSIP No. 89336Q10	13D	Page 5

1	NAME OF REPORTING PERSON S.S. OR IRS. IDENTIFICATION NO. OF ABOVE PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [X]
3	SEC USE ONLY
4	SOURCE OF FUNDS* AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	7	SOLE VOTING POWER 3,073,603[1]
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 756,491[2]
EACH REPORTING	9	SOLE DISPOSITIVE POWER 3,073,603[1]
PERSON WITH	10	SHARED DISPOSITIVE POWER 756,491[2]
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,704,115[2]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES SHARES* [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.9%[3]
14	TYPE OF REPORTING PERSON* IN

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1

Because Riley Investment Management LLC has sole voting and investment power over Riley Investment Partners Master Fund, L.P.’s security holdings and Mr. Riley, in his role as the sole manager of Riley Investment Management LLC, controls its voting and investment decisions, each of Riley Investment Partners Master Fund, L.P., Riley Investment Management LLC, and Mr. Riley may be deemed to have beneficial ownership of the 2,887,478 shares of Common Stock held by Riley Investment Partners Master Fund, L.P. B. Riley & Co., LLC has sole voting and dispositive power over 186,125 shares of Common Stock. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

2

Riley Investment Management LLC has shared voting and dispositive power over 661,356 shares of Common Stock held by its investment advisory clients, 535,377 of which are held by investment advisory accounts indirectly affiliated with Mr. Riley or Riley Investment Partners Master Fund, L.P.  Although Mr. Riley controls Riley Investment Management LLC’s voting and investment decisions for its investment advisory clients, Mr. Riley disclaims beneficial ownership of the

CUSIP No. 89336Q10	13D	Page 6

non-affiliated shares. B. Riley & Co., LLC has shared voting and dispositive power over 95,135 shares of Common Stock. Mr. Riley is the Chairman and sole equity owner of B. Riley & Co., LLC.

3

Based on 31,081,909 shares of common stock of Trans World Entertainment Corporation (the “Issuer”) outstanding at August 31, 2007, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended August 4, 2007 filed with the Securities and Exchange Commission on September 13, 2007.

CUSIP No. 89336Q10	13D	Page 7

Item 4.

Purpose of the Transaction

Item 4 is hereby amended by adding the following:

On November 20, 2007, the Issuer announced that the Special Committee of the Board of Directors has permitted Robert Higgins to work with prospective co-investors in connection with his November 7th non-binding proposal to acquire all of the shares of common stock of the Issuer that are not held by him or related persons or entities for $5.00 per share.

The Issuer, Mr. Higgins and RIM entered into a Consent and Agreement (the “Consent Agreement”) on November 20, 2007, pursuant to which the Issuer represented and warranted, and acknowledged and agreed, that, subject to the terms and conditions of the Consent Agreement, the Special Committee approved persons that Robert Higgins deems appropriate (“Subject Persons”) and with whom he enters into an agreement, arrangement or understanding (whether or not in writing) for the purposes of acquiring, holding, voting or disposing of, or acting in concert with respect to, securities of the Issuer (a “Subject Arrangement”) as “interested shareholders” as defined in and for purposes of Section 912 of the New York Business Corporation Law (“Section 912”).   The approval was only to the extent that a Subject Person would be considered an interested shareholder as a result of a Subject Arrangement that: (i) is for the purpose of, or relates to, the pursuit, negotiation or consummation of any negotiated transaction with the Special Committee that is subject to executed definitive documentation that has been approved by the Board of Directors of the Issuer upon the recommendation with the Special Committee (a “Negotiated Transaction”) and (ii) does not relate to the pursuit or effectuation of (A) any (x) tender offer, (y) exchange offer or (z) transaction involving the Issuer’s securities or assets that would constitute a “business combination” (as defined in Section 912) if it were with an interested shareholder or (B) any effort to change the composition of the Board of Directors of the Issuer or to solicit proxies over equity securities comprising voting power of the Issuer, in each case of clauses (A) and (B), that is not a Negotiated Transaction or a part of a Negotiated Transaction.  The Issuer also amended its Rights Plan to provide that, for purposes of determining with a Subject Person is an “Acquiring Person” (as defined in the Rights Plan), a Subject Person would not be considered to be a beneficial owner of the Issuer’s voting securities held by Mr. Higgins and specified related parties or any other Subject Person as a result of any Subject Arrangement, subject to substantially similar limitations on the scope of the Subject Arrangement as set forth in the Special Committee’s approval for purposes of Section 912.

The Special Committee’s approval for purposes of Section 912 will terminate on the fifth business days following receipt by Mr. Higgins and RIM of a specified termination notice from the Special Committee. Mr. Higgins and RIM agreed that prior to such termination, they shall, and shall cause their respective controlled, related persons to, as promptly as reasonably practical terminate any Subject Arrangements to which they are a party and pending proposals for Negotiated Transactions, business combinations or other transactions to acquire the Issuer made pursuant to any such Subject Arrangements.

Under the Consent Agreement, Mr. Higgins agreed to cause any Subject Person after promptly after becoming a party to a Subject Arrangement to sign an acknowledgement as specified in the Subject Arrangement.

On November 28, 2007, Mr. Higgins and Mr. Riley entered into a non-binding letter of intent with respect to the acquisition of the Issuer. Under the letter of intent, Mr. Higgins and RIM agreed to form an acquisition vehicle (“Acquiror”). The parties agreed that immediately prior the closing of the transaction, Mr. Higgins through his acquisition vehicle would contribute to the Acquiror at least 12 million shares of common stock of the Issuer and RIM through its acquisition would contribute at least 3.5 million shares but no more than 5.5 million shares. In addition, any changes to Mr. Higgins’ November 7th acquisition proposal and any definitive documentation with respect to the acquisition would require the approval of Mr. Higgins and RIM. However, if RIM does not

CUSIP No. 89336Q10	13D	Page 8

give its approval, Mr. Higgins may continue with the acquisition without RIM’s participation. Under the letter of intent, RIM will have the ability to reasonably participate in the negotiation of definitive documentation and due diligence. The foregoing description of the letter of intent is qualified in its entirety by reference to the letter of intent attached as Exhibit A. In connection with the entering of the letter of intent, the Reporting Persons entered into the acknowledgement specified in the Consent Agreement.  The foregoing description of the acknowledgement is qualified in its entirety by reference to acknowledgement attached as Exhibit B.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended by adding the following:

RIM and Mr. Higgins entered into a letter of intent with respect to a non-binding proposal to acquire the Issuer. The letter of intent is described in Item 4 above. The description of the letter of intent is qualified in its entirety by reference to the letter of intent attached as Exhibit A.

Item 7.

Material to be filed as Exhibits

Exhibit A Letter of Intent, dated November 28, 2007, between Robert J. Higgins and Riley Investment Management LLC

Exhibit B Acknowledgement Agreement, dated November 28, 2007, between Robert J. Higgins and the Reporting Persons

CUSIP No. 89336Q10	13D	Page 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 28, 2007

Riley Investment Partners Master Fund, L.P.
By: Riley Investment Management LLC, its General
Partner

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member

Riley Investment Management LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Managing Member
B. Riley & Co, LLC

By:	/s/ Bryant R. Riley
Bryant R. Riley, Chairman

By:	/s/ Bryant R. Riley
Bryant R. Riley

EXHIBIT A

Robert J. Higgins
Trans World Entertainment Corporation
38 Corporate Circle
Albany, New York  12203

November 28, 2007

Mr. Bryant Riley

Riley Investment Management LLC
11100 Santa Monica Boulevard, Suite 810
Los Angeles, California  90025

Re:

Letter of Intent – Possible Going Private Transaction

Dear Bryant:

This letter outlines our understanding regarding a possible going private transaction in which we would jointly acquire (the “Acquisition”) all outstanding shares of the common stock, par value $0.01 per share (the “Common Stock”), of Trans World Entertainment Corporation (“Trans World”) not owned by us or by other persons or entities who may participate with us.

Summary of Terms

Formation of Venture Entity

We will jointly form, directly or indirectly, a Delaware limited liability company (“Venture LLC”) for the purpose of making a bid to acquire the shares held by the public stockholders of Trans World.  The sole members of Venture LLC will be “Higgins LLC” and “Riley LLC” (both as defined below).

Capitalization of Venture LLC

No earlier than immediately prior to the Acquisition as Robert J. Higgins (“Higgins”) may designate, a limited liability company formed by Higgins (“Higgins LLC”) will contribute to Venture LLC at least 12,000,000 shares of Common Stock and a limited liability company (“Riley LLC”) formed by Riley Investment Management LLC (“Riley”) will contribute to Venture LLC at least 3,500,000 shares, but no more than 5,500,000 shares, of Common Stock.

Ownership and Governance of Venture LLC	The ownership and governance of Venture LLC shall be structured and implemented as agreed by Higgins and Riley.
Acquisition Bid

Riley hereby acknowledges that (i) Higgins has advised it that, on November 7, 2007, Higgins submitted to the Special Committee of the Trans World board of directors a letter (the “Acquisition Proposal”) in which he has proposed a transaction under which Trans World would be acquired by an acquisition vehicle, such as Venture LLC, and (ii) Riley desires to participate in such Acquisition Proposal upon the terms and subject to the conditions set forth in this Letter of Intent.

As contemplated by the Acquisition Proposal, Riley and Higgins agree to jointly seek to effect the Acquisition through a merger transaction in which the holders of Common Stock other than Venture LLC will receive consideration of $5.00 per share in cash.

Changes in the Acquisition Proposal will require the approval of Riley LLC, but if Riley LLC does not approve any proposed change to the Acquisition Proposal, Higgins LLC reserves the right to offer to effect the Acquisition directly, without the participation of Venture LLC, Riley, Riley LLC or any other person or entity.

Venture LLC will sign definitive documentation with respect to the Acquisition (including all related debt financing agreements) only upon approval of both Higgins LLC and Riley LLC.  Riley LLC, through its managing member, will also be able to reasonably participate in the Acquisition process, including reasonable participation in the negotiation of definitive documentation and a due diligence review of Trans World in respect of the Acquisition.

Transaction and Organizational Documents

Higgins and Riley will negotiate in good faith the terms of the definitive documentation relating to the transactions and reflecting the organizational structure outlined in this Letter of Intent, which definitive documentation will contain (as applicable) such other customary terms and conditions acceptable to Higgins and Riley, including, without limitation, indemnities, exculpation, representations and warranties, etc.; provided, however, that Higgins and Riley agree that (except as expressly provided herein to the contrary) no obligations shall arise hereunder between Higgins and Riley, or their respective affiliates, other than to so negotiate in good faith until such time as such definitive documentation shall have been mutually executed and delivered.

No Binding Effect

The parties agree that (i) this Letter of Intent is an expression of the parties’ intention to negotiate in good faith the arrangements and acquisition bid contemplated hereby and otherwise is not a legally binding agreement, except for the provisions relating to Transaction and Organizational Documents, No Binding Effect, Governing Law, Term and Subject Person, (ii) the failure to execute and deliver a definitive agreement shall impose no liability on Higgins or Riley or their respective affiliates and (iii) upon the termination of this Letter of Intent, none of the parties shall have any further obligations hereunder, except that the provisions relating to No Binding Effect and Governing Law shall survive such termination.

Governing Law	This Letter of Intent shall be governed by and construed in accordance with the laws of the State of New York without regard to the conflicts of law principles thereof.
Term

Except as otherwise specifically provided in this letter agreement, the obligations of Higgins and Riley under this Letter of Intent shall terminate at the earlier of 60 days after the date hereof and the date that definitive documentation in connection with the transactions contemplated hereby has been signed among Trans World, Venture LLC and/or the parties hereto and their respective affiliates.

Subject Person

The parties hereto intend that, by Riley’s execution and delivery of this Letter of Intent, each of Bryant Riley, Riley, Riley Investment Partners Master Fund, L.P. and B. Riley & Co., LLC be deemed a “Subject Person” within the meaning of that certain Consent and Agreement, dated as of November 20, 2007, by and among Higgins, Riley and Trans World.

[Signatures on following page]

Please return a signed copy of this Letter of Intent duly signed by you in order to indicate, subject to contract, acceptance of the above terms and conditions.

Very truly yours,

Robert J. Higgins

Accepted and Agreed to on
November 28, 2007

Riley Investment Management LLC

By:/s/ Bryant Riley

      Name:  Bryant Riley
     Title:    Managing Member

EXHIBIT B

ACKNOWLEDGEMENT AGREEMENT

THIS ACKNOWLEDGEMENT AGREEMENT (this “Agreement”), dated as of November 28, 2007, is hereby enacted, and executed and delivered to the Special Committee (the “Special Committee”) of the Board of Directors of Trans World Entertainment Corporation (“Company”) and to Robert J. Higgins (“RJH”), by Bryant Riley, Riley Investment Management LLC (“Riley”), Riley Investment Partners Master Fund, L.P. and B. Riley & Co., LLC (collectively, the “Riley Persons” and, each, a “Riley Person”) pursuant to Section 1.d of that certain Consent and Agreement, dated as of November 20, 2007 (as amended from time to time in accordance with its terms, the “Consent and Agreement”), by and among RJH, Riley and the Company.  Capitalized, undefined terms used herein shall have the respective meanings ascribed to them in the Consent and Agreement.

R E C I T A L S:

WHEREAS, RJH has submitted a proposal letter dated November 7, 2007 in which he has proposed a transaction under which the Company would be acquired by the Acquiror (the “Proposed Transaction”);

WHEREAS, the Riley Persons desire to participate with RJH in the pursuit of the Proposed Transaction;

WHEREAS, concurrently herewith, Riley and RJH are entering into a letter of intent with respect to the Proposed Transaction, which letter of intent constitutes a Subject Arrangement in respect of which one or more of the Riley Persons may be deemed Interested Shareholders;

WHEREAS, prior to, and as a condition to, proceeding further with the Riley Persons, RJH has requested that the Riley Persons execute and deliver this Agreement to the Special Committee and RJH pursuant to Section 1.d of the Consent and Agreement;

NOW, THEREFORE, in consideration of the promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Riley Persons hereby agree as follows:

1.

Acknowledgement and Beneficial Ownership.

a.

Each Riley Person hereby acknowledges that:  (i) such Riley Person has reviewed and is aware of the Consent and Agreement; (ii) such Riley Person is a “Subject Person” within the meaning of the Consent and Agreement and has been conditionally approved as an Interested Shareholder only to the extent and as provided in the Consent and Agreement; (iii) if, (A) after the Termination Date, such Riley Person remains, or at any time thereafter becomes, an Interested Shareholder, such Riley Person and any Business Combination pursued by such Riley Person shall be subject to the restrictions set forth in Section 912, in accordance with its terms, as though the Special Committee Resolutions had

B-1

never been adopted, and (B) at any time, such Riley Person engages in any activity that has the effect of or results in any Business Combination with an Interested Shareholder that is not a Negotiated Transaction, then such activity by such Riley Person shall be subject to the applicable restrictions (if any) set forth in Section 912, in accordance with its terms, as though the Special Committee Resolutions had never been adopted with respect to such Riley Person, and (iv) such Riley Person shall advise RJH in writing as to the number of shares of Common Stock beneficially owned by such Riley Person as of the date hereof.

b.

In accordance with Section 1.a(iv) above, the Riley Persons hereby advise RJH that, as of the date hereof, they beneficially own, in the aggregate, 3,830,094 shares of Common Stock, which number of shares includes shares of Common Stock over which the Riley Persons (or any of them) share the right to vote or dispose.

2.

Applicable Law. This Agreement and any dispute arising out of, relating to or in connection with this Agreement shall be governed by and construed and enforced in accordance with the laws of the State of New York.

3.

Assignment. This Agreement may not be assigned by a Riley Person without the prior written consent of the Company (with the approval of the Special Committee) and RJH.  Any purported assignment in violation of this Section 3 shall be null and void.

4.

Amendment; Waiver.  No amendment, change, supplement, modification or waiver of this Agreement shall be effective without the prior written consent of the Company (with the approval of the Special Committee), RJH and the Riley Persons.

[remainder of page intentionally left blank]

B-2

IN WITNESS WHEREOF, the undersigned have duly executed and delivered this Acknowledgement Agreement effective as of the date first above written.

RILEY INVESTMENT MANAGEMENT LLC

By:	/s/ Bryant Riley
Name: Bryant R. Riley
Title: Managing Member

RILEY INVESTMENT PARTNERS MASTER FUND, L.P.

By:	Riley Investment Management LLC, its
General Partner

By:	/s/ Bryant Riley
Name: Bryant R. Riley
Title: Managing Member

B. RILEY & CO., LLC

By:	/s/ Bryant Riley
Name: Bryant R. Riley
Title: Chairman

/s/ Bryant Riley
Name: Bryant R. Riley

B-3